FUTURE ENERGY, CORP.

April 5, 2011

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Future Energy, Corp.

Registration Statement on Form S-1

Amendment No. 3

File No. 333-170201

Originally Submitted on May 5, 2010

Dear Mr. Dougherty:

Future Energy, Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of November 24, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 24, 2010.

Form S-l

General

1.

To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

RESPONSE:  We have revised the Filing accordingly.

2.

If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

RESPONSE:  We have revised the Filing accordingly.

3.

Please file all required exhibits with your next amendment. In that regard we notice that you have yet to file the specimen stock certificate or the legality opinion.

RESPONSE:  We have revised the Filing to include exhibits 4.1 and 5.1.

4.

We note that your two executive officers reside in St. Georges, Quebec, Canada, and as your disclosure on page 27 suggests, it does not appear that such officers have any technical training or prior experience in the oil and gas industry. This information also belongs on the cover page of your prospectus.

RESPONSE:  We have revised the Filing to include the following on the “Prospectus Summary” section of the prospectus:

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

“Mr. and Ms. Paquet, our executive officers, currently reside in Quebec, Canada and while neither has technical training or prior experiences in the oil and gas industry, Mr. Paquet has prior project management, and business experience. Mr. Andersen is a licensed geologist with experience in mineral and petroleum exploration. Finally, Mr. Villines, has years of experience in the oil and gas industry as the Managing Partner of JKV Management Consulting, LLC, a Company located in Texas which specializes in development and exploratory oil and gas projects. Additionally, he is the President of CJT.JKV Oil Development, LLC, an asset holding company which focuses on oil and gas interests. He has visited the subject properties on two occasions since the purchase of the working interests in the wells. Mr. Villines is the third-generation of the Villines family to work within the oil and gas industry and he has over 10 years of infield experience. In addition, Mr. Villines has managed the promotion of developmental and exploratory oil and gas projects to private and institutional bodies, as well as providing private consulting services to a number of independent oil and gas companies. These experiences have given him the skills necessary to evaluate acquisitions, to direct drilling projects and to manage all aspects of extracting oil and gas, including selling the output.”

5.

We also note that you are a Nevada corporation with your only asset thus far being a 1.57% working interest in two wells in Franklin County, Illinois. Given these facts, please explain to us in necessary detail each of the following items:

6.

• Who prepared the registration statement;

• What basis or source(s) the preparer relied upon in drafting the prospectus;

• Who created the business plan which is described;

• How Mr. George Paquet and his daughter Ms. Melany Paquet first came to be affiliated with Tim Cooksey Oil, LLC and Mike Anderson; and

• Whether Mr. or Ms. Paquet or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

RESPONSE:  The following responses correspond to the questions above:

•

The initial Registration Statement was prepared by the Company’s executive officers and directors: specifically Mr. George Paquet, and Ms. Melany Paquet, and Mr. Mike Andersen.

•

The preparers relied upon and used information provided by the Company to draft this prospectus.

•

The business plan was created by the Company’s executive officers and directors: primarily Mr. George Paquet, and Ms. Melany Paquet. Mr. Mike Andersen also assisted in the creation of the business plan also.

•

Mr. and Ms. Paquet first became affiliated with Tim Cooksey Oil, LLC through an online posting whereby JKV Management Consulting, LLC was presenting interests in various oil wells, including ones from Tim Cooksey Oil, LLC. Mr. Paquet initiated contact with the principles of JKV Management, which ultimately led to the purchase of the working interest in the Charles Prior Wells, with Tim Cooksey Oil, LLC acting as the operator of the wells. Mr. Mike Andersen and Mr. Paquet have been acquainted through various social circles for approximately 8 years. They originally met in Montreal, Quebec, where Mr. Andersen is currently based as a licensed geologist.

•

While neither Mr. or Ms. Paquet nor anyone else involved in preparing the original registration statement has visited the subject property, the Company’s new director, Mr. Jefferson K. Villines has visited both of the properties in which the Company currently owns working interests in oil wells on two occasions, more specifically once in May of 2010 and once in November of 2010. During the negotiations to purchase the Charles Prior Project and subsequent to the purchase, JKV Management Consulting, LLC, of which Mr. Villines is the President, provided the Company with photos and videos of the properties and the associated drilling work.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

7.

As you may be aware, there have been acquisitions or business combinations involving public start-up resource companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Mr. and/or Ms. Paquet did not agree to form Future Energy, Corp. or serve as an officer or director of Future Energy, Corp. at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

RESPONSE:  Mr. and/or Ms. Paquet confirm that they did not agree to form Future Energy, Corp. or to serve as an officer or director of Future Energy, Corp. in any part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Further Mr. and/or Ms. Paquet have no such present intention to do so.

8.

Given the unusual facts and circumstances set forth in the prospectus, explain how and when Mr. and Ms. Paquet, residents of St. Georges, Quebec, Canada, developed an interest in owning working interests in oil and gas wells in Illinois.

RESPONSE:  Mr. and Ms. Paquet first became interested in the prospect of working interests in oil wells through online research. Mr. Paquet was approaching retirement, and looking for a viable investment opportunity, and asked for his daughter’s assistance. After conducting research, they determined that oil and gas investments could be an excellent long term strategy. Ms. Paquet identified JKV Management Consulting, LLC by responding to online postings. Further research led to the decision that taking the Company public would provide the best entity to facilitate future financing.

9.

 If any of the following individuals has any experience in the marketing or sale or creation of a start-up oil and gas or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

• Mr. and Ms. Paquet;

• Your legal counsel;

• Mr. Mike Anderson;

• Those responsible for Mr. and Ms. Paquet's connection with Tim Cooksey Oil, LLC; and

• Any others who participated in the preparation of the prospectus disclosure.

RESPONSE:  Neither Mr. or Ms. Paquet, nor Mr. Andersen nor anyone who assisted in the preparation of this registration statement, or who is responsible for the Paquet’s connection with Tim Cooksey Oil, LLC has any experience in the marketing or sale or creation of a start-up oil and gas or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose form that which was described in the prospectus as initially included in a registration statement filed with the Commission. This Company is not being formed with a view towards engaging in any such transaction and the Company has no plans to enter into any such transaction, nor has the Company engaged in any discussions with any third party relating to the possibility of entering into any such transaction.

10.

If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased oil and gas or other activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  None of the above identified persons has had any experience in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased oil and gas or other activities, (d) became a delinquent filer, or (e) reported proven or probable reserves. Our current counsel has advised the Company that their Firm, and its predecessor firm(s), have been involved in numerous transactions relating to corporate restructuring and reorganizations in the ordinary course of business. However, counsel has advised that none of these transactions involved any oil and gas company materially altering its business plan, naming a new control person, ceasing oil and gas activities, becoming a delinquent filer or reporting proven reserves.

11.

As you appear to be engaged in oil and gas producing activities as defined in Rule 4- 10(a)(16) of Regulation S-X, please provide the disclosure required by Items 1206, 1207 and 1208 of Regulation S-K, or tell us why such information is not required.

RESPONSE:  We have revised the Filing to include the requested disclosure throughout.

Registration Fee Table, page ii

12.

We note that you have included only common stock in your fee table. Because you are also offering the units and related warrants, you should also register your offer and sale of such securities. Please include such securities in your fee table.

RESPONSE:  We have revised the Filing on Page 2 to include all of the securities being registered in the Registration Fee Table.

Prospectus Cover Page

13.

We note your disclosure at page 13 that there is no minimum number of shares that must be sold. Please add such disclosure to your prospectus cover page.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“We are offering a maximum of 50,000,000 units (the “Unit(s)”) on a “best efforts” basis at a fixed price of $0.01 per Unit. Each Unit consists of: (i) one share of common stock; (ii) one quarter of one share purchase Warrant with each whole Warrant entitling the holder to purchase an additional share of common stock at a price of $0.50 per share for a period of two years from the date of issuance; and (iii) one half of one share purchase Warrant with each whole Warrant entitling the holder to purchase an additional share of common stock at a price of $1.00 per share for a period of two years from the date of issuance. There is no minimum number of Units that must be sold by us for the offering to proceed, and we will retain the proceeds from the sale of any of the offered Units.”

14.

We note your disclosure on your prospectus cover page that the aggregate offering maximum price is $31,750,000. Please clarify, if true, that such amount assumes that all warrants related to the units are exercised. In addition, please disclose on your prospectus cover page your net proceeds from the offering if all units are sold (and assuming that no warrants are exercised). Please also make conforming changes to your summary of the offering at page 3.

RESPONSE:  We have revised the Filing on Page 5 to include the following language, and we have made conforming changes to our “Summary of the Offering Section”:

“The aggregate maximum offering price hereunder is $31,750,000, this amount takes into account the exercise of 100% of the Warrants underlying the Units are exercised on or before the expiration date.  However, if we sell all of the Units under this offering and no Warrants underlying the Units are ever exercised, we will receive proceeds of $500,000. Any funds raised from this offering will be immediately available to the Company for our immediate use; accordingly, there will be no refund once funds have been received by the Company.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Prospectus Summary, page 3

Summary of Offering, page 3

15.

We note that you have included a footnote (2) at page 4, but it is not clear to which portion of your summary such footnote relates. Please revise.

RESPONSE:  We have revised the Filing on Page 12 to clarify our “Summary of the Offering.”

16.

You disclose on page 17 that the work program on the wells commenced in August 2010. Please disclose what work has been done since August, as well as the timeframe for the drilling program and your anticipated expenses based on your percentage working interest in the two wells in order to complete the work program.

RESPONSE:  We have revised the Filing on Pages 10 and 29 to reflect the following language:

“Charles Prior Project

On July 29, 2010, we entered into an assignment agreement with Tim Cooksey Oil, LLC pursuant to which we acquired a 1.57% working interest in the following two wells located in Franklin County, Illinois in consideration of a payment of $25,000. Tim Cooksey Oil, LLC is responsible for paying and maintaining the lease and the Charles Prior lease encompasses 80 acres. The lease net revenue interest in the two wells is 80%, resulting in the Company having a net revenue interest of approximately 1.26% in the Charles Prior Project:

Well Name

Location

Charles Prior #1A

West Half of Southwest Quarter of Section 8, Franklin County, Illinois

(W ½ of SW ¼ Sec. 8 T7S, R4E)

Charles Prior #2A

West Half of Southwest Quarter of Section 8, Franklin County, Illinois

(W ½ of SW ¼ Sec. 8 T7S, R4E)

Charles Prior #1A:

In August of 2010, we commenced drilling operations. We drilled to a total depth of approximately 3,500 feet. We had a high volume of gas and had to put the well on a choke. The well was choked back and put online averaging 40 to 50 barrels of oil per day (“BOPD”). Charles Prior #1A had drilling mud come up the well bore, which restricted the oil production; we resolved this with acid treatments. Prior to acidizing, the operator swabbed the well to determine the type of chemical combination needed to dissolve all of the mud to make the acidizing process more efficient. As of October 18, 2010, we had 164 barrel of pure oil in the tanks. There are also 30 barrels of oil in the gun barrel.

Charles Prior #2A:

The well has been perforated and acidized. We will be producing from three pay zones, which will be on the pump jack. As of November 18, 2010, the well was on-line and was pumping 140 barrels of fluid. The well was fraced using over 1,400 barrels of fluid and sand.

Fees and Revenue for the Charles Prior Project:

The operating and pumping fees on the Charles Prior Project are estimated to be approximately $1,500 per month. Due to the Company’s 1.57% working interest, the Company anticipates paying $23.55 per month in operating expenses for the Charles Prior project, not including any saltwater disposal fees, which have not been incurred by the Company as of yet.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Collectively as of December 28, 2010, we have approximately 216 barrels of oil in the tanks between the two Charles Prior wells. As of November 2010, division orders were being processed by the operator, Tim Cooksey Oil, LLC. Countrymark Cooperative, LLP has purchased the oil from the operator. Other than these division orders, the Company does not have any delivery commitments and enters into purchase orders as the oil becomes available. The Operator will be performing daily maintenance on the wells, but there will be no more drilling on the Charles Prior Project.

Sesser Wells

On December 17, 2010, we entered into an assignment agreement with CJT.JKV Oil Development, LLC pursuant to which we acquired a 3% working interest in the following wells located in Franklin County, Illinois in consideration of a payment of $25,000. Tim Cooksey Oil, LLC is responsible for paying and maintaining the lease and the Sesser lease encompasses 500 acres. The lease net revenue interest in the wells is 80%, resulting in the Company having a net revenue interest of 2.4% in the Sesser Wells:

Well Name

Location

Montgomery #1-A

Section 20 of the Northeast Quarter and the Southwest Quarter of the Northeast Quarter of the East One Half of the Southeast Quarter of the Northeast Quarter (Sec. 20 T5S, R2E)

Montgomery #2-A

Section 20 of the Northeast Quarter and the Southwest Quarter of the Northeast Quarter of the East One Half of the Southeast Quarter of the Northeast Quarter (Sec. 20 T5S, R2E)

Old Ben Coal Corp #1

Section 20 of the Northeast Quarter and the Southwest Quarter of the Northeast Quarter of the East One Half of the Southeast Quarter of the Northeast Quarter (Sec. 20 T5S, R2E)

Illinois Minerals #1-A

Section 20 of the Northeast Quarter and the Southwest Quarter of the Northeast Quarter of the East One Half of the Southeast Quarter of the Northeast Quarter (Sec. 20 T5S, R2E)

We commenced drilling on the Illinois Minerals #1-A well in August of 2010. The aggregate operating and pumping fees on the Sesser Wells are estimated to be approximately $750.00 per month; however, as part of the negotiations for receiving the working interest, the Company is not responsible for any operating fees for the Sesser Wells. The Sesser Wells consist of three production wells and one injection well, all of which have been previously drilled. The injection well is used to inject water into the well to bring the oil to the surface and the production wells are being recharged through the water floods. Currently, the Sesser Wells are being refitted for new drilling equipment, but there will be no more drilling on the wells in the near future. However, the Operator may decide to perform new drillings on the production wells if needed. None of the Sesser Wells has produced a recoverable amount of oil as of yet; therefore, there are no division orders or delivery commitments at this time. If any of the Sesser wells produce oil, the Company intends to enter into division orders as the oil becomes available and does not intend to enter into any sort of delivery commitments with another company.”

17.

Please explain how you determined the price for the working interest you acquired. In this regard, please supplementally provide any additional information about the property provided to you by Tim Cooksey Oil, LLC.

RESPONSE:  For the Charles Prior Project, the seller determined the cost structure and the established price per percentage point and we negotiated accordingly based on our budget. For the Sesser Well, CJT.JKV Oil Development, LLC informed us that we were the last purchasers of the working interests, so the cost structure and price percentage points had already been established, but we were able to negotiate and receive a fee waiver for recent assessment costs for the Sesser well.  For both the Charles Prior Project and the Sesser Wells, our cash on hand was the major determining factor relating to the purchase of the working interest.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

18.

We note your disclosure that you are currently focused primarily on projects located in certain geographic areas. Please clarify this statement to explain, beyond the two wells in which you have a 1.57% working interest, what other projects and geographic areas you are focused on for acquiring properties, if any.

RESPONSE:  We have revised the Filing on Page 9 to include the following language:

“Although we are currently focused on projects located in certain geographic regions, we continually evaluate attractive resource opportunities in other geographic areas. Our current focus is on acquiring working interests in oil and/or gas wells in the states of Texas, Illinois, California, and in the province of Alberta, Canada. However, we have not entered into negotiations or discussions for any of these purchases as we are merely exploring the areas for potential opportunities. Further, we do not have any known reserves on any of our wells as there has not been any reserve reports conducted on the properties underlying the wells. We have limited operating income and, as a result, depend upon funding from various sources to continue operations and to implement our growth strategy.”

Risk Factors. page 4

19.

Please add a risk factor that addresses the apparent lack of experience of your two executive officers in the oil and gas industry, as well as the limited time that each devotes to your business. In that regard, we note your related disclosure at page 27.

RESPONSE:  We have revised the Filing on Page 15 to include the following risk factors:

“Since both of our executive officers have very little or no direct experience in the oil and gas industries the Company may never be successful in implementing its business strategy, which will result in the loss of your investment.

Mr. and Ms. Paquet, our executive officers, have very little or no direct experience in the development of a business based on the acquisition of oil and gas properties. As a result, our management may not be fully aware of many of the specific requirements related to the successful operation thereof. Management’s decisions and choices may not accurately account for the prevailing factors guiding others in the industry’s decision making processes. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience. As a result, we may have to suspend or cease operations, which will result in the loss of your investment.

As the Company’s executive officers have other outside business activities, neither of them are devoting all of their time to the Company, which may result in periodic interruptions or business failure.

Mr. Paquet, our President, has other outside business activities and currently devotes approximately 25 hours per week to our operations, and Ms. Paquet, our Vice President only devotes approximately 5 hours per week to the Company. Our operations may be sporadic and occur at times which are not convenient to either Mr. or Ms. Paquet, which may result in periodic interruptions or suspensions of our business plan. If the demands of the Company’s business require the full business time of our executive officers, they are prepared to adjust their timetables to devote more time to the Company’s business. However, they may not be able to devote sufficient time to the management of the Company’s business, which may result in periodic interruptions in implementing the Company’s plans in a timely manner. Such delays could have a significant negative effect on the success of the business.”

Risks Associated with Our Company, page 5

We are an exploration stage company ... , page 5

20.

Please revise the heading to disclose that the property to which your working interest relates has no reserves, as well as making this clear in the body of this risk factor. Additionally, please also include this information in the text of the risk factor on page 6 entitled "Even if we discover and then develop oil and gas reserves ...".

RESPONSE:  We have revised the Filing on Pages 13 and 16, respectively, to revise the risk factors and have included the following language:

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Page: 13

“We are an exploration stage company with working interests in wells having potentially no reserves and we are implementing a new business plan.

We are an exploration stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects.  The properties in which we currently own working interests in wells, the Charles Prior Project and the Sesser Wells, have smaller budgets; therefore, the companies involved are not interested in conducting reserve reports. Since there is no reserve report to base our evaluation on, we do not know if any of the properties currently have any reserves. If we do discover oil or gas resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it, and develop extraction and processing facilities and infrastructure. If we discover a major reserve, there can be no assurance that such a reserve will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail. There is no assurance that we will be able to drill an initial test well on the properties that is subject to the Charles Prior or the Sesser Agreement.”

Page: 16

“Even if we discover and then develop oil and gas reserves, we may have difficulty distributing our production.

We currently own working interests in oil wells that potentially have no reserves, more specifically the Charles Prior Project and the Sesser Wells. If we are able to produce oil and gas, we will have to make arrangements for storage and distribution of that oil and gas. We would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products; however, any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and gas. These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our expenses to a degree that has a material adverse effect on operations.”

Risks Associated with Our Business, page 6

21.

Please revise your disclosure to clarify whether the risks presented apply to the Charles Prior project, or only to interests that you may have in the future. For example, and without limitation, please clarify whether all the risks described under the heading "Even if we discover and then develop oil and gas reserves ..." at page 6 and all the risks described under the heading "Our inability to obtain necessary facilities ..." at page 8 apply to the Charles Prior project.

RESPONSE:  We have revised the Filing to clarify that the risks presented apply to the Charles Prior Project, the Sesser Wells, and any interests we may have in the future, unless noted otherwise.

Our Interests are held in the form of leases that we may be unable to retain, page 7

22.

Please disclose here and in your prospectus summary the rental payments and the minimum level of evaluation on the leases that must be performed in order to maintain the leases. Please also disclose which party is responsible for such payments.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  The land on which we own working interests in our oil wells is privately held. Both of the Charles Prior and the Sesser Leases are between Tim Cooksey Oil, LLC and the respective property’s private landowner, whereby Tim Cooksey Oil, LLC is responsible for paying the lease and pays a percentage of the revenue to the owner of the land. As we own only a small percentage of a working interest in each of our wells, we are not responsible for payments or evaluation of the leases; therefore, we do not have information pertaining to the leases of the underlying properties, but Tim Cooksey Oil, LLC has assured us that the amount of work done on the wells has far exceeded the work needing to be done to maintain the leases. Further, we have revised the Filing to include such disclosure in the prospectus summary.

Use of Proceeds, page 10

23.

We note your use of proceeds table only accounts for $75,000 of the expected proceeds of your offering. Please expand your table to account for the complete use of proceeds for each scenario given. As part of your response, please reconcile your estimated cash requirements for the next twelve months as depicted on page 23 to amounts presented in your use of proceeds table.

RESPONSE:  We have revised the Use of Proceeds table on Page 21 of the Filing.

24.

Please also break out in your tabular presentation the elements of "working capital" that you disclose on this page. In this regard, please address the following:

• Disclose the amounts to be allocated to each of the identified working capital uses depending on whether you sell the minimum, mid-point or the maximum number of shares;

• Indicate the order of priority for such purposes and discuss plans if substantially less than the maximum is obtained; and

• Indicate any amounts apart from the proceeds being raised necessary to complete the identified uses.

See Item 504 of Regulation S-K and Instructions 1-3 of that Item for more information.

RESPONSE:  We have revised the Filing on Page 22 to include the following language:

“The table above allocates our use of proceeds in the order of priority listed. If we do not have enough funds from the proceeds of this offering to cover our Professional Fees we will pay for such expenses out of anticipated revenue, cash on hand, or any other funds we may receive from any alternative financing activities. If we receive less than the amounts indicated above, we must first pay our current Joint Venture Expenses, then our Professional Fees, and use our working capital to pay administrative expenses, and then we would like to use the remaining proceeds to pay for business development to acquire new working interests. We currently have not received any firm commitments from family, friends or business acquaintances regarding any financial funding they may provide to us in the form of debt, equity, or otherwise.”

25.

We note your statement at page 11 that your allocation of the net proceeds of this offering is only an estimate and is based on your current plans) your understanding of the industry and current economic conditions, as well as assumptions about your future revenues and expenditures. Such statement suggests that you are reserving the right to change the use of proceeds. Please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K, or tell us why it is not required.

RESPONSE:  We have revised the Filing on Page 22 to include the following language:

“Our allocation of the net proceeds of this offering is only an estimate and is based on our current plans, our understanding of the industry and current economic conditions, as well as assumptions about our future revenues and expenditures. There can be no assurance that the Company will raise any funds through this offering and if a limited amount of funds are raised, the Company reserves the right to change the specific amounts in the use of proceeds table and will use such funds according to its best judgment in accordance with the use of proceeds chart. This discretion is not unlimited and any such change in the use of proceeds as discussed above would be restricted to a proportionate reduction in funds allocated to each specific item listed, and would not differ materially from the use of proceeds chart above.”

26.

Further, it does not appear from your disclosure that the working capital items that you intend to apply the proceeds of this offering towards includes your percentage of expenses for the drilling, testing, and completion of the two wells. Please explain how you intend to pay for such costs.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  We have revised the Filing on Page 21 to include a note with the following language:

“…As we own only a small percentage of a working interest in each of the wells, we are not responsible for expenses such as drilling, testing, and completion of the wells. We are only responsible for our allocated operating expenses for each well, if any.”

Information with Respect to Our Company, page 17

27.

We note your disclosure that if the wells are not viable, you expect the operator to plug the wells. Please disclose whether you would be responsible for any portion of the costs related to the plugging of the wells.

RESPONSE:  We have revised the Filing throughout to include the following language:

“If the wells are not viable, we expect the operator to plug the wells; however, we will not be responsible for any portion of the costs related to plugging the wells.”

28.

Please disclose all material terms of your operating agreement with Tim Cooksey Oil, LLC.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

“On Jul 25, 2010 and on September 1, 2010, we entered into Operating Agreements with Tim Cooksey Oil, LLC, whereby Tim Cooksey Oil, LLC agreed to act as operator for the drilling, testing and completion of the subject wells and we agreed to share the proportionate ongoing costs of the joint venture. If the wells are viable and can be developed, we will receive a pro-rata share of any revenues equivalent to our working interest in the wells. If the wells are not viable, we expect the operator to plug the wells.”

Description of Properties, page 17

Oil and Gas Properties, page 18

29.

Please remove the reference to an estimated 4.5 billion barrels of crude oil being produced from Paleozoic sediments since the early 1940s, as well to the average crude oil production of 56,772 barrels per well.

RESPONSE:  We have revised the Filing to remove the requested disclosure.

Location of Charles Prior Interest, page 18

30.

We note that the map appears to be the product of "James L. Eader," Petroleum Geologist. Please obtain from Mr. Eader, and file as an exhibit to your registration statement, a consent for Mr. Eader to be named in your registration statement.

RESPONSE:  We have revised the Filing to include Mr. Eader’s consent as Exhibit 99.1.

Employees, page 20

31.

You disclose that you engage several contractors and consultants for engineering, geology, operations and business management as needed. Please clarify whether such consultants include your officers.

RESPONSE:  We have revised the Filing on Page 34 to include the following language:

“We presently have no full-time executive, operational, and clerical employees. We engage several contractors and consultants for engineering, and geology, as needed; however, none of these are executive officers or directors of the Company.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Financial Statements, page 22

Report of Independent Registered Public Accounting Finn, page F-l

32.

Please obtain and file an audit report that contains either a signature or a conformed signature. Refer to Rule 2-02(a)(2) of Regulation S-X.

RESPONSE:  We have obtained a revised audit report that contains a conformed signature.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Cash Requirements during the Next Twelve Months, page 23

33.

Please explain your "Joint Venture Expenses" and the "Professional Fees," including what these expenses and fees encompass. Please also disclose if your professional fees include the increased costs you will incur as a public company.

RESPONSE:  We have revised the Filing on Page 38 to include the following language:

“Our joint venture expenses cover our share of operating expenses for our currently-held working interest in oil wells. Our professional fees include our ongoing budgeted expenses for legal, accounting and audit fees over the next 12 months, as well as the increased costs of becoming a public company, which we estimate to be around $10,000.”

34.

Please explain and quantify the "certain current liabilities" that you are obligated to address in addition to your general, administrative and corporate expenses.

RESPONSE:  The referenced statement was inadvertent as we don’t have certain current liabilities we are obligated to address other than our general, administrative, and corporate expenses; therefore, we have revised the filing to remove the statement.

Results of Operations for the period from April 6, 2010 (inception) to July 31, 2010, page 24

35.

Please disclose the significant components of your expenses during the period presented.

RESPONSE:  We have revised the Filing on Page 39 to include a footnote with the following language:

“The significant component of the Company’s expenses during the period presented come from professional fees, including Accounting and Legal Fees.”

36.

Please explain your statement that you will not generate any revenues until you generate additional financing to support your planned operations in connection with the Assignment Agreement with Tim Cooksey Oil, LLC.

RESPONSE:  The referenced statement was inadvertent; therefore, we have revised the filing to remove the statement.

Directors, Executive Officers, Promoters, and Control Persons, page 27

Business Experience, page 27

37.

Please also describe the business experience of each officer and director for the last five years in accordance with Item 401(e) of Regulation S-K, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In that regard, it does not appear that you have provided any employment information for George Paquet during the past five years, and it is not clear how long Mike Anderson has been employed by Risk Reduction Resources Inc., or what his business experience is otherwise during the last five years.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

RESPONSE:  We have revised the Filing on Pages 41-43 to include the following language:

Business Experience

The following is a brief account of the education and business experience of our directors and executive officers during at least the past five years, indicating their principal occupations and employment during the period, and the name and principal business of the organization in which such occupations or employment were carried on.

George Paquet, President, Chief Executive Officer, Chief Financial Officer,  Secretary, Treasurer, and Director

Mr. Paquet has a background in accounting.  Mr. Paquet worked for Caisse Populaire St. Georges as both a teller and manager from 1966 to 1972.  From 1984 to 1986, Mr. Paquet served as a project manager for Rock Lessard Inc, a building contractor working on behalf of a multimillion dollar Hydro Quebec construction project in the James Bay area of Quebec. From 1998 to 2004 Mr. Paquet served as an export, sales and public relations representative for Beauce Windows & Doors Inc., a manufacturing company focussed on windows and doors. In this capacity his primary function was expanding the company’s business into the United States as well as liaising with the Federal Government of Canada for related grants. Mr. Paquet has been retired since 2004 and thus currently provides services only to the Company. He currently spends approximately 25 hours per week providing services to the Company, which represents approximately 100% of his working hours. Mr. Paquet’s time commitment and devotion to the Company’s operations, coupled with his diverse business experiences has led the Company to the determination that he is a good fit as an executive officer and director of the Company.

Melany Paquet, Vice President and Director

Ms. Paquet attended LaSalle College in St. Georges from 1989-1992. From 2003 until the present, Ms. Paquet has operated an a care facility out of her home.  Ms. Paquet currently spends approximately 5 hours per week providing services to our company, which represents approximately 10% of her working hours.  Ms. Paquet is the daughter of Mr. Paquet. Ms. Paquet’s relationship as daughter of the President of the Company, her efforts in acquiring our current working interests, and her dedication to the Company led the Company to determine she would be a good fit as an officer and director of the Company.

Mike Anderson, Director

Mr. Anderson obtained a double major in geology and physics from Dalhousie University in 1993. During his time at Dalhousie, Mr. Anderson interned with Amoco Petroleum Canada in the summer of 1991. In the summer of 1992, Mr. Anderson worked with the Geological Survey of Canada at the Bedford Institute of Oceanography. Both appointments provided Mr. Anderson with valuable training from experienced senior scientists. Following graduation, Mr. Anderson spent several years in both North and South America performing geophysical surveys ranging from 3-D seismic exploration in the Gulf of Mexico (1993-1995) to airborne surveys over the jungles of Brazil (1995-2000). From 2001 to 2006, Mr. Anderson was employed by Tetra Tech, a provider of consulting, engineering, and technical services worldwide, as Lead Geophysicist on environmental remediation projects where his duties included field management, unexploded ordnance (UXO) detection and documentation of UXO investigation studies. Mr. Anderson was employed by Risk Reduction Resources Inc (RRR) from February 2006 to December 2010. RRR is a geophysical company specializing in ground-based geophysics.  As Senior Geophysicist, his responsibilities included business development, data processing, analysis and interpretation of mineral and oil exploration airborne and ground geophysical data.  In January 2011, Mr. Anderson joined Mine-EOD, an environmental remediation company. As Senior Geophysicist, his responsibilities there include business development, geophysical data processing and analysis and field management and airborne geophysical surveys for mineral exploration. The Company decided Mr. Anderson would be a good director because he has more than 15 years experience in the areas of gravity, magnetic, electromagnetic, and radiometric applications in mineral exploration, petroleum exploration, and UXO detection as shown by his various work experiences.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Jefferson K. Villines III, Director

Mr. Villines has been the Managing Partner of JKV Management Consulting, LLC since March of 2006. As Managing Partner of JKV Management Consulting, LLC, Mr. Villines’ role consists of project evaluation, management of direct marketing and supervision of day-to-day operations. His responsibilities in this position include assessing all potential investments, visiting all properties in which the company invests, and negotiating with suppliers. He has also been the President of CJT.JKV Oil Development, LLC, an asset holding company, which focuses on oil and gas interests, since its inception in February 2010. From 2000 to 2006 he worked at ESPN in Dallas, more specifically from 2000 to 2002 as an account executive in the marketing and advertising dept, and from 2002 to 2006 he researched and studied the oil business, working with companies including Northstar Energy Inc., in Dallas (2002-2003); Gulftex in Dallas (2003-2005), and as an independent consultant doing project management and project evaluation, marketing and sales.  Mr. Villines studied Business Administration at Texas A&M University (1998-1999) and Oklahoma State University (1996-1997). Mr. Villines is the third-generation of the Villines family to work within the oil and gas industry and he has over 10 years of infield experience. In addition, Mr. Villines has over five years managing the promotion of developmental and exploratory oil and gas projects to private and institutional bodies, as well as providing private consultancy services to a number of independent oil and gas companies, specifically, in the field of direct marketing of working interest programs. Although his family has been involved in the oil and gas industry for over 75 years, each generation has taken a different path into the industry; thus, Mr. Villines’ hands on expertise is invaluable in being able to ascertain and evaluate the best possible opportunities to proactively move the company forward. Mr. Villines’ extensive experience with oil and gas companies and his ability to manage projects led the Company to the determination that he would be invaluable as a director of the Company.

38.

For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he or she should serve as a director, in light of your business and structure. See Item 401 (e) of Regulation S-K.

RESPONSE:  Please see our response to comment 36 above.

39.

Please specify the dates of Mr. Anderson's business experiences as disclosed. For example, you disclose that following graduation, Mr. Anderson spent "several years" in both North and South America performing geophysical surveys. Further, you disclose that he has over 15 years of experience in gravity, magnetic, electromagnetic, and radiometric applications in mineral exploration, petroleum exploration and unexploded ordnance detection, without specifying the specific employments that lead to this experience, nor the dates of these employments. Please revise.

RESPONSE:  We have revised the Filing on Page 42 to include the following language:

“Mike Anderson, Director

Mr. Anderson obtained a double major in geology and physics from Dalhousie University in 1993. During his time at Dalhousie, Mr. Anderson interned with Amoco Petroleum Canada in the summer of 1991. In the summer of 1992, Mr. Anderson worked with the Geological Survey of Canada at the Bedford Institute of Oceanography. Both appointments provided Mr. Anderson with valuable training from experienced senior scientists. Following graduation, Mr. Anderson spent several years in both North and South America performing geophysical surveys ranging from 3-D seismic exploration in the Gulf of Mexico (1993-1995) to airborne surveys over the jungles of Brazil (1995-2000). From 2001 to 2006, Mr. Anderson was employed by Tetra Tech, a provider of consulting, engineering, and technical services worldwide, as Lead Geophysicist on environmental remediation projects where his duties included field management, unexploded ordnance (UXO) detection and documentation of UXO investigation studies. Mr. Anderson was employed by Risk Reduction Resources Inc (RRR) from February 2006 to December 2010. RRR is a geophysical company specializing in ground-based geophysics.  As Senior Geophysicist, his responsibilities included business development, data processing, analysis and interpretation of mineral and oil exploration airborne and ground geophysical data.  In January 2011, Mr. Anderson joined Mine-EOD, an environmental remediation company. As Senior Geophysicist, his responsibilities there include business development, geophysical data processing and analysis and field management and airborne geophysical surveys for mineral exploration. The Company decided he would be a good director because he has more than 15 years experience in the areas of gravity, magnetic, electromagnetic, and radiometric applications in mineral exploration, petroleum exploration, and UXO detection as shown by his various work experiences.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Involvement in Certain Legal Proceedings, page 28

40.

Please provide the disclosure required by Item 401(1) of Regulation S-K, regarding the involvement of directors and executive officers in certain legal proceedings over the last ten years.

RESPONSE:  We have revised the Filing on Page 43 to include the following language:

“During the past ten years no director, executive officer, promoter or control person of the Company has been involved in the following:

(1)

A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)

Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.

Engaging in any type of business practice; or

iii.

Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.

Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.

Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

(8)

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.”

Where You Can Find More Information, page 32

41.

We note your reference at page 32 to Class A common voting shares. However, it does not appear that you have Class A common voting shares. Please advise.

RESPONSE:  We inadvertently referred to the shares as Class A common voting shares; therefore, we have revised the Filing to refer to common shares.

Signatures, page 38

42.

Please indicate who is signing in the capacity of your principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.

RESPONSE:  We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the November 24, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ George Paquet

George Paquet, President and CEO

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada